W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1100 - East Tower Washington, D.C. 20005-3373 +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

January 28, 2014

U.S. Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549

Re:	United States Oil Fund, LP

Registration Statement on Form S-3

File No. 333-176765

To Whom It May Concern:

On behalf of our client, United States Oil Fund, LP (“USO”) and its sponsor, United States Commodity Funds LLC, we attach for filing a registration statement on Form S-3 for USO. The registration statement is being filed in accordance with Rule 415(a)(6) under the Securities Act of 1933 because the initial effective date of USO’s currently-effective registration statement was December 2, 2011.

The prospectus contained in the registration statement reflects certain revisions that the registrant has taken the opportunity to make to eliminate redundant disclosure, employ “plain English” principles, and generally update the information in the prospectus. We will be contacting the Staff in the near future to discuss the revisions in greater detail.

If you have any questions or comments, please contact the undersigned at 202.414.9208 or tconner@reedsmith.com.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

cc: Heather Harker

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